SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

BIOTIME INC.

(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Alfred D. Kingsley
Greenway Partners, L.P.
150 E. 57th Street
 New York, New York  10022

(212) 355-6800

(Name, address and telephone number of person authorized to receive notices and communications)

November 19, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 13 Pages)

CUSIP No. 09066L105	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON: GREENBELT CORP. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3791931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	2,411,330
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,411,330
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		2,411,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.99%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON: GREENWAY PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3714238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	1,046,468
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,046,468
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		1,046,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.3%
14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON: GREENHOUSE PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3793447
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,046,468
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,046,468
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		1,046,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.3%
14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON: GREENBROOK VALLEY LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,046,468
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,046,468
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		1,046,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.3%
14	TYPE OF REPORTING PERSON:	OO

CUSIP No. 09066L105	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON: GREENMINT LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,046,468
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,046,468
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		1,046,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.3%
14	TYPE OF REPORTING PERSON:	OO

CUSIP No. 09066L105	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON: ALFRED D. KINGSLEY S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	7,048,882
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	3,457,798
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	7,048,882
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,457,798
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		10,506,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		39.1%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON: GARY K. DUBERSTEIN S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	12,936
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	3,457,798
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	12,936
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,457,798
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		3,470734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		14.1%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 20 (“Amendment No. 20”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, Amendment No. 14 dated February 2, 2004, Amendment No. 15 dated September 12, 2005, Amendment No. 16 dated December 27, 2005, Amendment No. 17, dated May 16, 2006, Amendment No. 18 dated October 18, 2007, and Amendment No. 19 dated April 9, 2008 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), Greenbrook Valley LLC (“Greenbrook”), Greenmint LLC (“Greenmint”), Alfred D. Kingsley and Gary K. Duberstein (collectively, the “Reporting Persons”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on each Reporting Person’s respective cover sheet and presented in response to Item 6 is incorporated by reference herein.

ITEM 4.              PURPOSE OF TRANSACTION

The information presented in response to Item 6 is incorporated by reference herein.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

(a)         As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown their respective cover page, which information is incorporated by reference herein by such Reporting Person.  The percentages are based upon the number of shares shown as outstanding on the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2008.

The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table.  In such table, pursuant to Rule 13d-3, (a) the shares issuable upon the exercise of the warrants owned by Greenbelt are deemed outstanding for determining the percentage ownership of Shares by Greenbelt, (b) the shares issuable upon the exercise of the warrants owned by Greenway are deemed outstanding for determining the percentage ownership of Shares by Greenway, (c) the shares issuable upon the exercise of the warrants owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof, and (d) the shares issuable upon the exercise of the warrants owned by Mr. Duberstein are deemed outstanding for determining the percentage ownership of Shares by Mr. Duberstein, who is the direct beneficial owner thereof.

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Greenbelt	2,411,330	9.99%
Greenway	1,046,468	4.3%
Kingsley	7,048,882	27.0%
Duberstein	12,936	0.05%

Greenbelt has direct beneficial ownership of 2,411,330 Shares.  Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns.  Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

Greenway has direct beneficial ownership of 1,046,468 Shares.  Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership.  Each of Messrs. Kingsley and Duberstein, through their ability to control Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own.

(b)         If Greenbelt were to exercise in full the warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote of 2,411,330 Shares, and the sole power to dispose or direct the disposition of such Shares.  Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares that Greenbelt beneficially owns.  Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

If Greenway were to exercise in full the warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote of 1,046,468 Shares and the sole power to dispose or direct the disposition of such Shares.  Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership.  Each of Messrs. Kingsley and Duberstein, through their ability to control Greenhouse, may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares which Greenhouse may be deemed to beneficially own.

If Mr. Kingsley were to exercise in full the warrants he holds, which are all presently exercisable, he would have the sole power to vote or direct the vote of 7,048,882 Shares and the sole power to dispose or direct the disposition of such Shares.

If Mr. Duberstein were to exercise in full the warrants he holds, which are all presently exercisable, he would have the sole power to vote or direct the vote of 12,936 Shares and the sole power to dispose or direct the disposition of such Shares.

(c)         Information concerning transactions in the Shares by the Reporting Persons since the filing of Amendment No. 19 is set forth in Item 6.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)         Not applicable.

ITEM 6.              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

During November 2008, BioTime entered into a Fourth Amendment of Revolving Line of Credit Agreement (the “Fourth Amended Credit Agreement”) with Alfred D. Kingsley and certain other lenders that increases the amount of BioTime’s line of credit to $3,500,000 and extends the maturity date of the line of credit.  Loans under the line of credit will bear interest at 12% per annum.  The credit line will expire, and any funds borrowed must be repaid, on April 15, 2009.  In consideration for extending the maturity date, BioTime will issue to the lenders up to a total of 54,504 common shares.  Mr. Kingsley previously agreed to lend BioTime up to $250,000 and Greenway previously agreed to lend BioTime up to $300,000, and they will receive 8,671 Shares and 10,405 Shares, respectively, for agreeing to extend the maturity date of their loans.

Mr. Kingsley and Greenway, along with other lenders, have been given the right to exchange their line of credit promissory notes for BioTime’s common shares at a price of $1.25 per share, and/or for common stock of BioTime’s subsidiary, Embryome Sciences, Inc., at a price of $2.25 per share.  Any shares that may be acquired by Mr. Kingsley and Greenway in exchange for their BioTime promissory notes are not included in the shares beneficially owned by them.

On March 31, 2008, Greenbelt entered into an amendment to the Financial Adviser Agreement with BioTime, renewing that agreement through December 31, 2008.  Under the amendment, BioTime will pay Greenbelt a fee of $135,000 in cash and 300,000 Shares.  The Shares shall be issued as follows: 150,000 shares on April 1, 2008, and 75,000 shares on October 1, 2008, and January 2, 2009.  The cash fee will be payable in three equal installments of $45,000 each on July 1, 2008, October 1, 2008, and January 2, 2009.  BioTime has elected to defer until January 2, 2009 the cash payments due on July 1, 2008 and October 1, 2008, and will issue to Greenbelt 30,000 additional Shares per deferred payment at the time the deferred cash payment is made.  The 360,000 Shares that will be issued to Greenbelt in January 2009 as a result of the deferral of the cash payments are included among the Shares beneficially owned by the Reporting Persons in this Statement.

The agreement will terminate on December 31, 2008, unless BioTime or Greenbelt terminates it on an earlier date.  In the event of an early termination, BioTime will pay Greenbelt a pro rata portion of the cash and Shares earned during the calendar quarter in which the agreement terminated, based upon the number of days elapsed.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

Exhibit 45	Fourth Amendment of Revolving Line of Credit Agreement. (Incorporated by reference to BioTime’s Form 10-Q for the quarter ended September 30, 2008 as filed with the Securities and Exchange Commission)
Exhibit 46	Fourth Amendment of Security Agreement. (Incorporated by reference to BioTime’s Form 10-Q for the quarter ended September 30, 2008 as filed with the Securities and Exchange Commission)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  November 19, 2008

/s/Alfred D. Kingsley
Alfred D. Kingsley

GREENHOUSE PARTNERS, L.P

By:	/s/Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENWAY PARTNERS, L.P.
By:	Greenhouse Partners, L.P.,
its general partner

By:	/s/Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENBELT CORP.

By:	/s/Alfred D. Kingsley
Alfred D. Kingsley, President